FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 26 August 2009

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                 No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 26 August 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 2 September 2009	By:	/s/ Justin Hoskins
		Name:	Justin Hoskins
		Title:	Deputy Company Secretary

Item 1

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 25 August 2009 the interest of Lynn Tetrault, a person discharging managerial responsibilities, in AstraZeneca American Depositary Shares (ADSs) has changed as detailed below.  One ADS equals one Ordinary Share. The change in interest relates to the vesting of an award made in August under the AstraZeneca Executive Performance Share Plan, whereby, following the application of performance measures specified at the time of grant, Lynn Tetrault has now become beneficially entitled to a percentage of the shares originally awarded.  In accordance with the plan rules, the unvested part of the award has immediately and irrevocably lapsed.  In addition, sufficient vested shares were withheld to cover certain tax obligations arising on the vesting.

Name	Number of Shares Awarded	Vesting Percentage	Number of Shares Lapsed	Number of Shares Vested	Number of Shares Withheld	Net Number of Shares
Lynn Tetrault	1,522	75%	380	1,142	371	771

The closing market price of AstraZeneca ADSs on 24 August 2009 was $46.16.

A C N Kemp
Company Secretary
26 August 2009